August 16, 2013
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:	United States Steel Corporation
Form 10-K
Filed February 15, 2013
File No. 001-16811

Dear Mr. O’Brien:
This letter is in response to your letter dated August 5, 2013 regarding the subject filing.
United States Steel Corporation (“U. S. Steel”) is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the “Commission”). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.
Form 10-Q for the period ended June 30, 2013

Management’s Discussion and Analysis, page 28

1.
We note from the Outlook on page 40 that you project shipments to “decrease significantly due to a blast furnace outage at our Great Lakes Works and the Lake Erie Works labor dispute.” We note from the opening comments of your second quarter earnings release filed on Form 8-K on July 30, 2013, that your operating results have already been significantly affected by the ongoing lockout at the Lake Erie Works. However, it does not appear that your disclosure herein addresses these two material items. Please tell us and revise future filings as appropriate to disclose the facts and circumstances regarding each matter, including the timing of the applicable specific events, and quantify the impact that the outage and the lockout have had and/or are reasonably expected to have on your financial condition, results of operations and liquidity.

Response:
While we disclosed in our first quarter 2013 Form 10-Q Outlook that the Lake Erie Works lockout began on April 28, 2013, and then acknowledged again that our second quarter results reflected the effects of the Lake Erie Works lockout, we did not state that it significantly

Securities and Exchange Commission
August 16, 2013

affected our second quarter 2013 operating results.1 However, we identified the lockout due to the nature of our operations, investor interest and the qualitative nature of this item. The estimated incremental costs associated with the Lake Erie Works lockout were less than $20 million and were not as significant in relation to the other items disclosed in the Flat-rolled segment change analysis. The impact on shipments in the second quarter 2013 from the Lake Erie Works lockout was not significant given our inventory position, the length of the lockout at that time and our ability to shift customer orders to other U. S. Steel North American Flat-rolled facilities. We disclosed what we believed to be the most relevant and significant items to the second quarter and first six month periods in 2013 versus 2012 in the segment change analysis within Management’s Discussion and Analysis (MD&A). Future filings will be revised, as appropriate, to disclose any material effects of the lockout.

With respect to our outage costs, the outages which take place at our production facilities are a normal and recurring aspect of the company’s operations and are generally planned well in advance of the actual projects. Actual outage costs are included in MD&A within repair and maintenance costs and are generally explained by quantifying period to period changes when significant.

The Great Lakes Works outage began during the last week of July 2013 and is expected to be completed in August 2013. We had outages in the second quarter 2013 that will not reoccur in the third quarter of 2013. Total third quarter 2013 repair and maintenance costs were expected to be $15 to $20 million lower than the second quarter, were not considered to be significant in that context and, therefore, were not separately quantified and disclosed in our second quarter 2013 Form 10-Q MD&A Outlook section. When repair and maintenance costs which include outage costs for the subsequent quarter are anticipated to be a material change from the previous quarter, we will quantify and provide disclosure in future filings similar to the disclosure included in the first quarter 2013 Form 10-Q MD&A Outlook section.

With regard to your comments on our Outlook on page 40, we did indicate that we expected shipments to decrease significantly due to the Great Lakes Works outage and the Lake Erie Works labor dispute. At the time, assuming that the lock out continued for the entire third quarter and that the Great Lakes Works outage was completed in August, we expected the shipment reduction to be 5% to 10% from the second quarter. We will disclose in our future filings any material effects of the Great Lakes Works outage and the Lake Erie Works lockout.

_________________

1 The second quarter earnings release stated, "Total reportable segment and Other Businesses operating results of $47 million reflect the effects of the ongoing lockout at our Lake Erie Works and a deceleration in global economic growth during the quarter. Our plants operated well even with increased repairs and maintenance costs."

Securities and Exchange Commission
August 16, 2013

Management’s Discussion and Analysis, page 28

2.
We also note from the opening comments of your second quarter earnings release the “deceleration in global economic growth during the quarter.” Please revise future filings to provide a more detailed discussion of the macroeconomic factors that have currently had a material adverse impact on your financial results, providing quantitative analysis where appropriate. Management’s discussion and analysis should provide the reader with an understanding of the challenges currently facing the global steel industry, the impact on your operations, your strengths and vulnerabilities, and your expectations for potential future effects to your operations and liquidity, as seen through the eyes of management.

Response:
Our 2012 10-K risk factors include disclosure of the risks associated with worldwide overcapacity and excess supply in the steel industry, which have led to substantial price decreases in periods of economic recession, and the highly cyclical nature of steel consumption which generally follows economic and industrial conditions. In future filings, we will provide discussion within MD&A of macroeconomic factors, where appropriate, which have a material adverse effect on our financial results to the extent they are reasonably quantifiable.

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.
Please contact me (412-433-1166), or, in my absence, William King, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-2877) or Jack Moran, Senior Counsel - Corporate (412-433-2890) directly.

Sincerely,

/s/ Gregory A. Zovko
Gregory A. Zovko

cc: Gretchen R. Haggerty
William C. King
Robert M. Stanton
Jack J. Moran